EXHIBIT 11

Applied Nanotech Holdings, Inc.

COMPUTATION OF (LOSS) PER COMMON SHARE

	Three months ended December 31,			Year ended December 31,
	2013	2012	2011	2013	2012	2011
Basic Earnings Per Share

Net income (loss) applicable to common shareholders	$(725,380)	$(725,337)	$(1,461,266)	$(3,140,888)	$(5,129,150)	$(2,570,248)

Weighted average number of common shares	141,171,438	119,657,739	118,915,698	131,744,328	119,311,519	116,851,588

Net income (loss) per per share	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.04)	$(0.02)

Fully Diluted Earnings Per Share (1)

(1)	No computation of diluted loss per common share is included for the any periods with losses because such computation results in an antidilutive loss per common share.